UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Venus Concept, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92332W204

(CUSIP Number)

R. Scott Barry

EW Healthcare Partners, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,637,181 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,007,087 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,007,087 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,564 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 201,447 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,447 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Fund IX-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,823,745 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,208,534 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON PN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands IX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,823,745 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,208,534 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,823,745 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,208,534 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON R. Scott Barry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,823,745 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,208,534 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Eastman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,823,745 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,208,534 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Wiggins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,823,745 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,208,534 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,823,745 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,208,534 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,208,534 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.8%
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5 below.

SCHEDULE 13D/A

Explanatory Note. This Amendment No. 12 (“Amendment No. 12”) amends Amendment No. 11 to Schedule 13D filed on February 28, 2024 (“Amendment No. 11,” and, as amended, the “Amended Schedule 13D”), and relates to the Reporting Persons’ beneficial ownership of shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Venus Concept, Inc. (the “Issuer”). Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 12 have the meanings ascribed to them in the Amended Schedule 13D.

Item 1. Security and Issuer.

(a) Name of Issuer: Venus Concept Inc.

(b) Address of Issuer’s Principal Executive Office: 235 Yorkland Blvd., Suite 900, Toronto, ON M2J 4Y8

(c) Title and Class of Securities: Common Stock

(d) CUSIP Number: 92332W204

Item 2. Identity and Background.

(a) This Amendment No. 12 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership (“EWHP”), EW Healthcare Partners-A L.P., a Delaware limited partnership (“EWHP-A”), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ( “Essex IX Fund GP”), Essex Woodlands IX, LLC, a Delaware limited liability company (“Essex IX General Partner”), Martin P. Sutter, an individual, R. Scott Barry, an individual, Ronald Eastman, an individual, Petri Vainio, an individual, and Steve Wiggins, an individual (each a “Manager”, collectively, the “Managers”, and together with the EWHP, EWHP-A, Essex IX Fund GP and the Essex IX General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.

(c) The principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP. The principal business of the Managers is to direct the activities of Essex IX General Partner.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: (i) EWHP is a Delaware limited partnership; (ii) EWHP-A is a Delaware limited partnership; (iii) Essex IX Fund GP is a Delaware limited partnership; (iv) Essex IX General Partner is a Delaware limited liability company; (v) the Managers are all individuals who are citizens of the United States.

Item 4. Purpose of Transaction.

Due to an administrative error, this Amendment No. 12 corrects the number of shares of Common Stock beneficially owned by the Reporting Persons that are issuable upon conversion of the Notes (as defined below), which was disclosed in Amendment No. 11. This Amendment No. 12 is filed to correct such errors and the related ownership adjustments, and report the Reporting Persons’ beneficial ownership based on the number of shares of the Issuer’s Common Stock outstanding as of August 7, 2024.

Except as described in this Amendment No. 12 to Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

TOTAL OUTSTANDING SHARES. According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024, the number of shares of the Issuer’s Common Stock outstanding on August 7, 2024 was 7,255,277 shares.

EWHP INVESTORS. As of the date of filing of this Amendment No. 12, the Reporting Persons are the beneficial owners of (i) 1,089,190 shares of the Issuer’s Common Stock (1,047,064 shares held by EWHP and 42,126 shares held by EWHP-A), (ii) 1,000,050 shares of the Issuer’s Common Stock (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), issuable upon conversion of 1,500,000 shares of Voting Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (1,441,983 shares held by EWHP and 58,017 shares held by EWHP-A), acquired in November 2022 (the “Junior Preferred Stock”), (iii) 1,090,403 shares of the Issuer’s Common Stock (1,048,230 shares held by EWHP and 42,173 shares held by EWHP-A), issuable upon conversion of the Senior Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (“Senior Preferred Stock”), which are convertible within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market as noted below), (iv) 12,373 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP-A, which were exercisable beginning on May 7, 2020, (v) 307,539 shares of the Issuer’s Common Stock issuable upon the exercise of Warrants held by EWHP, which were exercisable beginning September 16, 2020, (vi) stock options issued to R. Scott Barry to purchase 6,676 shares of the Issuer’s Common Stock (6,418 shares held for the benefit of EWHP and 258 shares held for the benefit of EWHP-A), which will be exercisable within 60 days of the date hereof, and (vii) 1,702,203 shares of Common Stock issuable upon conversion of secured subordinated convertible notes (“Notes”) (1,636,466 shares held by EWHP and 65,837 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 103,582 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through June 30, 2024) and payable as of the date of filing of this Amendment No. 12 (99,576 shares held by EWHP and 4,006 shares held by EWHP-A).

The shares of the Issuer’s Common Stock shown to be beneficially owned before the date of this filing exclude (a) 2,991,458 shares of the Issuer’s Common Stock issuable upon conversion of 1,121,783 shares of Senior Preferred Stock held by EWHP and (b) 120,352 shares of the Issuer’s Common Stock issuable upon conversion of 45,131 shares of Senior Preferred Stock held by EWHP-A, as such conversions cannot occur within 60 days after the date hereof due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

(a) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Junior Preferred Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Senior Preferred Stock held by the Reporting Person within 60 days of the date hereof (subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market), shares of Common Stock issuable upon the exercise of the Warrants held by the Reporting Person, shares of Common Stock issuable upon exercise of the stock options held by the Reporting Person, and shares of Common Stock issuable upon the conversion of the Convertible Notes held by the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 7,255,277 shares of the Issuer’s Common Stock outstanding as of August 7, 2024, plus 1,000,050 additional shares of the Issuer’s Common Stock, which are issuable upon conversion of the Junior Preferred Stock held by the Reporting Persons (961,370 shares held by EWHP and 38,680 shares held by EWHP-A), plus 1,090,403 additional shares of the Issuer’s Common Stock (1,048,230 shares held by EWHP and 42,173 shares held by EWHP-A), which are issuable upon conversion of the Senior Preferred

Stock held by the Reporting Persons within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market described in above), plus 319,912 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the Warrants held by the Reporting Persons (307,539 shares held by EWHP and 12,373 shares held by EWHP-A), plus 6,676 additional shares of the Issuer’s Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director for benefit of the Reporting Persons (6,418 shares held for the benefit of EWHP and 258 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of the date hereof, plus 1,702.303 shares of Common Stock issuable upon conversion of the Notes (1,636,466 shares held by EWHP and 65,837 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 103,582 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through June 30, 2024) and payable as of the date of this prospectus (99,576 shares held by EWHP and 4,006 shares held by EWHP-A).

All amounts are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.

(c) None.

(d) and (e) not applicable.

Item 7. Material to be filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated August 14, 2024

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2024

EW HEALTHCARE PARTNERS, L.P.		INDIVIDUALS:

By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC,	/s/ Martin P. Sutter
	Its General Partner	Name: Martin P. Sutter

By:	/s/ R. Scott Barry	/s/ R. Scott Barry
	Name: R. Scott Barry	Name: R. Scott Barry
Title: Manager

EW HEALTHCARE PARTNERS-A, L.P.		/s/ Ronald W. Eastman
Name: Ronald W. Eastman
By:	Essex Woodlands Fund IX-GP, L.P.,
Its General Partner

By:	Essex Woodlands IX, LLC	/s/ Petri Vainio
	Its General Partner	Name: Petri Vainio

By:	/s/ R. Scott Barry	/s/ Steve Wiggins
	Name: R. Scott Barry	Name: Steve Wiggins
Title: Manager

ESSEX WOODLANDS FUND IX-GP, L.P.

By:	Essex Woodlands IX, LLC,
Its General Partner

By:	/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager

ESSEX WOODLANDS IX, LLC

/s/ R. Scott Barry
Name: R. Scott Barry
Title: Manager